UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

CONTENTS

Adjournment of Annual Shareholder Meeting; Proxy Supplement

On September 17, 2026, Nano-X Imaging Ltd. (the “Company”) convened its 2026 Annual General Meeting of Shareholders (the “Meeting”), although, due to a lack of quorum, the Meeting was adjourned, without any business conducted. The reconvened Meeting will be held at the same time and place, on Tuesday, September 29, 2026 at 3:00 p.m. (Israel time), at the Company’s offices at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602.

The Company has prepared a supplement, dated September 17, 2026, to the proxy statement, dated August 18, 2026, previously furnished by the Company to shareholders of the Company in connection with the Meeting, informing them regarding the adjournment and providing supplemental information with respect to the reconvened Meeting. The supplement describes, among other things, the withdrawal of Proposal 3 from the agenda for the Meeting. The supplement serves as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”)

Exhibits

Exhibit No.	Exhibit
99.1	Supplement to Proxy Statement of Nano-X Imaging Ltd. for its 2026 Annual General Meeting of Shareholders

Incorporation by Reference

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-294302), and Form S-8 (File No. 333-248322).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: September 17, 2026	By:	/s/ Erez Meltzer
Erez Meltzer
Chief Executive Officer and Acting Chairman of the Board

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